IVY FUNDS VARIABLE INSURANCE PORTFOLIOS
6300 LAMAR AVENUE
P.O. BOX 29217
SHAWNEE MISSION, KANSAS 66201-9217

April 28, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Ivy Funds Variable Insurance Portfolios (Registrant)
File Nos. 33-11466 and 811-5017 /CIK No. 810016

On behalf of the Registrant, I am responding to the comments that you gave to me via telephone on April 7, 2009, as I understand them, regarding Post-Effective Amendment No. 47, as filed on February 27, 2009. Each of your comments is repeated below, with our response immediately following.

1.	Comment: Please update performance information and some information in the statement of additional information for calendar year 2008.

Response: We have updated this information.

2.

Comment:         If derivative risk is identified in the Principal Risk section of the prospectus (Item 2), please ensure corresponding disclosure regarding derivatives is included in the Principal Strategy section of the prospectus. Please see the disclosure for Ivy Funds VIP International Growth as an example.

Response:         If derivative risk is identified in the Principal Risk section of the prospectus, we have added disclosure regarding the use of derivatives in the Principal Strategy section of the prospectus.

3.

Comment:         In the Principal Risks section of the prospectus for each Portfolio, please reorganize the presentation into either a bullet point or paragraph format, rather than using both bullet points and paragraphs. Please label the risks (e.g., management risk, market risk) and then define the risk to make the disclosure more cohesive and easier to read and understand.

Response:         While we appreciate your comment and realize that the organization of the principal strategies and risks disclosure could be enhanced, we plan to address this comment in conjunction with the summary prospectus filings that we will begin to file, for all of our fund families, later this year.

4.

Comment:         In the Principal Risks section of the prospectus for each Portfolio, you currently disclose twice that a shareholder may lose money on their investment (once in a bullet format and once in a paragraph in the same section); please delete the disclosure provided in the bullet format as it is redundant.

Response:         In response to your comment, we have removed, from each Portfolio, the second reference to this item which formerly read "As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment."

5.

Comment:         If you include disclosure regarding investment in foreign companies in the Principal Strategy section of the prospectus, please disclose a corresponding risk regarding investment in foreign companies in the Principal Risks section. Please see the disclosure for Ivy Funds VIP Value as an example.

Response:         As we discussed, we identify if investment in foreign securities is a principal strategy of a fund by disclosing the maximum amount of assets a fund may invest in foreign securities, while if we do not deem it to be a principal strategy, but the fund is allowed to invest in foreign securities, we specifically note ' to a lesser extent' in the Principal Strategy disclosure section of the prospectus. In this second scenario we, therefore, do not disclose a corresponding risk in the Principal Risk section of the prospectus since it is not a principal strategy. This approach was developed in conjunction with comments we received from a former SEC examiner, Jim O'Connor.

6.

Comment:         If you include disclosure regarding investment in 'companies of any size' in the Principal Strategy section of the prospectus, please disclose a corresponding risk regarding investment in small to mid size companies in the Principal Risks section. Please see the disclosure for Ivy Funds VIP Dividend Opportunities as an example.

Response:         As we discussed, we have included this disclosure if a Portfolio has the ability to invest in companies of any size; however, if as a principal strategy, a Portfolio focuses on a particular range of capitalization, we include such disclosure. Therefore, it is not accurate to state that any Portfolio that includes this wording will invest, as a principal strategy, in small to mid size companies. If a Portfolio in fact will invest, as a principal strategy, in small to mid size companies, we do include appropriate disclosure regarding the risks of such investments in the Principal Risks section of that Portfolio.

7.

Comment:         You state that the investment objective changed for Ivy Fund VIP Dividend Opportunities. Please include a footnote to the bar chart to reflect the year in which the investment objective changed.

Response: We have included the applicable footnote to the bar chart for this Portfolio.

8.	Comment: In Appendix A, please state that the Ivy Funds VIP Pathfinders' Portfolios may incur the expenses of the underlying Portfolios in which they invest.

Response:         We respectfully note that the expense ratio applied for the purpose of calculating the information included in Appendix A is the annual expense ratio for each Portfolio, which for the Pathfinder Portfolios, the annual expense ratio includes the Acquired Fund (Underlying Fund) Fees and Expenses.

9.	Comment: With respect to Item 3 for Ivy Funds VIP Small Cap Value, please revise and clarify the disclosure regarding the performance of the prior fund which was reorganized into the current fund.

Response: We have revised the disclosure accordingly, for this Portfolio as well as any other Portfolio for which we disclose predecessor fund performance.

10.

Comment:         Please explain why you include Appendix A in the prospectus. Please also include disclosure in the first paragraph of this section which discloses to the shareholder that he/she will incur expenses in addition to those reflected in the Appendix due to the expenses associated with the insurance products.

Response: We have added the following disclosure in response to your first request regarding the purpose of Appendix A:

"These charts are provided pursuant to the NYAG Settlement which is described in this Prospectus under Regulatory Matters."

We have added the following disclosure in response to your second request regarding the additional expenses to be incurred:

"The charts to no reflect any fees and expenses imposed under the variable annuity contracts or variable life insurance policies through which the Portfolios are offered. If these fees and expenses were reflected, the hypothetical investment returns shown would be lower."

In connection with the above comments and our responses, the Registrant acknowledges that:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-1923.

Very Truly Yours,

/s/Kristen A. Richards
Kristen A. Richards
Vice President, Assistant Secretary and
Associate General Counsel